Exhibit 99.1

Vesta Announces Two New Lease Agreements
Totaling More Than 570 Thousand Square Feet in Monterrey

Mexico City, Mexico, May 26, 2026 – Corporación Inmobiliaria Vesta, S.A.B. de C.V. (“Vesta” or the “Company”) (NYSE: VTMX; BMV: VESTA), a fully-integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico, announced that it has entered into two new lease agreements for a total of more than 570 thousand square feet in Monterrey, reflecting the continued progress on the Company’s Route 2030 strategic growth plan.

At Vesta Park Apodaca, one of the industrial parks with the best connectivity and building quality in Monterrey, Vesta leased two buildings to European companies specializing in industrial manufacturing and the production of industrial equipment linked to critical infrastructure and specialized supply chains.

These operations will strengthen the region's industrial ecosystem and contribute to the growth of strategic sectors in North America, particularly those related to the expansion of data center infrastructure.

“We are very pleased with the demand for space we are seeing related to the data center sector in North America. At Vesta, we will continue to serve the fastest-growing industries,” said Mario Chacón, Vesta’s Chief Commercial Officer.

With these transactions, Vesta continues to consolidate its position as one of the leading developers of industrial infrastructure in Mexico, driving projects aligned with the trends of digitalization, nearshoring and expansion of industrial capabilities in the region.

Note on Forward-Looking Statements

This press release may contain certain forward-looking statements and information relating to the Company and its expected future performance that reflects the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic and political climates; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated competition for our properties; (iv) risks associated with acquisitions, dispositions and development of properties; (v) tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that we maintain; (vii) environmental uncertainties, including risks of natural disasters; (viii) risks related to any potential health crisis and the measures that governments, agencies, law enforcement and/or health authorities implement to address such crisis; and (ix) those additional factors discussed in reports filed with the Bolsa Mexicana de Valores and in the U.S. Securities and Exchange Commission. We caution you that these important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements, including any financial guidance, whether as a result of new information, future events or otherwise except as may be required by law.

About Vesta

Vesta is a leading real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of March 31, 2026, Vesta owned 231 properties located in modern industrial parks across 16 states in Mexico, totaling 43.0 million sf (4.0 million m2) of gross leasable area (GLA). Vesta serves a diversified base of world-class clients across a range of industries, including automotive, aerospace, retail, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information, please visit: www.vesta.com.mx

Investor Relations in Mexico:

Juan Sottil, CFO
jsottil@vesta.com.mx

Tel: +52 55 5950-0070 ext.133

Fernanda Bettinger, IRO

mfbettinger@vesta.com.mx

investor.relations@vesta.com.mx

Tel: +52 55 5950-0070 ext.163

In New York:

Barbara Cano

barbara@inspirgroup.com

Tel: +1 646 452 2334